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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                SPINE-TECH, INC.
                           (Name of Subject Company)

                  SULZER MEDICA ORTHOPEDICS ACQUISITION CORP.
                                      AND
                               SULZER MEDICA LTD
                                    (Bidder)
                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
                                   848927109
                     (CUSIP Number of Class of Securities)
                               LAWRENCE H. PANITZ
                               SULZER MEDICA LTD
                             4000 TECHNOLOGY DRIVE
                              ANGLETON, TX  77515
                                 (409) 848-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                         ------------------------------

                                    COPY TO:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK  10022
                           TELEPHONE: (212) 848-4000
                               DECEMBER 19, 1997
                            ------------------------

                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION        AMOUNT OF FILING FEE
      $618,015,542*                  $123,604

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date Filed: ____________________________________________________________________

------------------------

* NOTE: The transaction value set forth above is calculated by multiplying $52.00, the per share tender offer price, by the sum of 10,323,730 (the number of outstanding shares of common stock, $01 par value, of Spine-Tech, Inc.) and 2,233,331 (the number of shares of such common stock subject to options outstanding), less the exercise price of such options.

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    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Sulzer Medica Orthopedics Acquisition Corp., a Minnesota corporation ("Purchaser") and an indirect wholly owned subsidiary of Sulzer Medica Ltd, a corporation organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of common stock, $.01 par value (the "Common Stock"), of Spine-Tech, Inc. a Minnesota corporation (the "Company"), and the associated preferred share purchase rights (together with the Common Stock, the "Shares") at a price of $52.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 19, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Spine-Tech, Inc., which has its principal executive offices at 7375 Bush Lake Road, Minneapolis, Minnesota 55439-2029.

    (b) The class of equity securities being sought is all the outstanding shares of Common Stock. The information set forth in the Introduction and "Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, Parent and Sulzer AG (the holder of a majority equity interest in Parent) and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and Sulzer AG are set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser, Parent, or Sulzer AG and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in "Section 8. Certain Information Concerning Purchaser and Parent" and "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, "Section 7. Certain Information Concerning the Company", "Section 8. Certain Information Concerning Purchaser and Parent", "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

                                       2
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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in "Section 13. Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent", "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) and (e) The information set forth in "Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 13. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of December 19, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated December 19, 1997.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
             to Clients.

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.

(a)(7)     Summary Advertisement as published in The Wall Street Journal on December 19, 1997.

(a)(8)     Press Release issued by Parent on December 16, 1997.

(b)(1)     Commitment Letter dated December 17, 1997 by Credit Suisse First Boston with respect to $250,000,000 Bridge Credit Facility to be provided to the Company.

(c)(1)     Agreement and Plan of Merger, dated as of December 19, 1997, among Parent, Purchaser and the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                                       4
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 1997

                                SULZER MEDICA ORTHOPEDICS ACQUISITION CORP.

                                By:            /s/ LAWRENCE H. PANITZ
                                     -----------------------------------------
                                     Name: Lawrence H. Panitz
                                     Title: Vice President, Secretary
                                          and General Counsel

                                       5
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 1997

                                SULZER MEDICA LTD

                                By:             /s/ ANDRE P. BUCHEL
                                     -----------------------------------------
                                     Name: Andre P. Buchel
                                     Title: President and
                                          Chief Executive Officer

                                       6
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                                 EXHIBIT INDEX

   EXHIBIT                                                                                              PAGE IN SEQUENTIAL
     NO.                                                                                                 NUMBERING SYSTEM
-------------                                                                                         -----------------------

       (a)(1)  Form of Offer to Purchase dated December 19, 1997....................................

       (a)(2)  Form of Letter of Transmittal........................................................

       (a)(3)  Form of Notice of Guaranteed Delivery................................................

       (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees...

       (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
                 to Clients.........................................................................

       (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9...........................................................................

       (a)(7)  Summary Advertisement as published in The Wall Street Journal on December 19, 1997...

       (a)(8)  Press Release issued by Parent on December 19, 1997..................................

       (b)(1)  Commitment Letter dated December 17, 1997 by Credit Suisse First Boston with respect to $250,000,000 Bridge Credit Facility to be provided to the Company...............

       (c)(1)  Agreement and Plan of Merger, dated as of December 15, 1997, among Parent, Purchaser and the Company....................................................................

                                       7